

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2009

Mr. Steven M. Neil, Chief Financial Officer
Diamond Foods, Inc.
1050 S. Diamond Street
Stockton, California 95205

   Re: **Diamond Foods, Inc.**
       Form 10-K for the Fiscal Year Ended July 31, 2008
       Filed September 25, 2008
       File No. 0-51439

Dear Mr. Neil:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            H. Roger Schwall
            Assistant Director